Exhibit 23

Consent of Independent Registered Public Accounting Firm

The People’s United Bank Human Resource Committee of the Board of Directors

People’s United Bank 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated June 29, 2010 with respect to the statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the People’s United Bank 401(k) Employee Savings Plan.

/s/ KPMG LLP

Stamford, Connecticut

June 29, 2010